# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Applied Digital Corp., CIK 0001144879
CUSIP: 038169207
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 3811 TURTLE CREEK BLVD., SUITE 2100, 3811 TURTLE CREEK BLVD., SUITE 2100, DALLAS, Texas (TX), 75219
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001595888-25-000103
Filed by CIK 0001595888

## Reporting persons
- JANE STREET GROUP, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 20,886,105; sole dispositive power 0; shared dispositive power 20,886,105; aggregate amount beneficially owned 20,886,105 (7.1% of the class)
  Comment: The reported holding includes 15,960,068 shares that can be acquired from warrants held by Jane Street Global Trading, LLC (JSGT). The % ownership calculation uses 295,545,891 outstanding shares which is based on (1) 279,585,823 shares outstanding as of January 7, 2026 as stated in the issuer's 10Q filing on January 8, 2026; and (2) dilution of the outstanding shares due to 15,960,068 warrants held by JSGT.
- Jane Street Capital, LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,624,900; sole dispositive power 0; shared dispositive power 3,624,900; aggregate amount beneficially owned 3,624,900 (1.2% of the class)
  Comment: The % ownership calculation uses 295,545,891 outstanding shares which is based on (1) 279,585,823 shares outstanding as of January 7, 2026 as stated in the issuer's 10Q filing on January 8, 2026; and (2) dilution of the outstanding shares due to 15,960,068 warrants held by JSGT.
- Jane Street Options, LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 64,800; sole dispositive power 0; shared dispositive power 64,800; aggregate amount beneficially owned 64,800 (0% of the class)
  Comment: The % ownership calculation uses 295,545,891 outstanding shares which is based on (1) 279,585,823 shares outstanding as of January 7, 2026 as stated in the issuer's 10Q filing on January 8, 2026; and (2) dilution of the outstanding shares due to 15,960,068 warrants held by JSGT.
- Jane Street Global Trading, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 15,964,583; sole dispositive power 0; shared dispositive power 15,964,583; aggregate amount beneficially owned 15,964,583 (5.4% of the class)
  Comment: The reported holding includes 15,960,068 shares that can be acquired from warrants held by Jane Street Global Trading, LLC (JSGT). The % ownership calculation uses 295,545,891 outstanding shares which is based on (1) 279,585,823 shares outstanding as of January 7, 2026 as stated in the issuer's 10Q filing on January 8, 2026; and (2) dilution of the outstanding shares due to 15,960,068 warrants held by JSGT.
- Jane Street Singapore Pte. Ltd: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,193; sole dispositive power 0; shared dispositive power 1,193; aggregate amount beneficially owned 1,193 (0% of the class)
  Comment: The % ownership calculation uses 295,545,891 outstanding shares which is based on (1) 279,585,823 shares outstanding as of January 7, 2026 as stated in the issuer's 10Q filing on January 8, 2026; and (2) dilution of the outstanding shares due to 15,960,068 warrants held by JSGT.
- Leonard Street Holdings, LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,230,629; sole dispositive power 0; shared dispositive power 1,230,629; aggregate amount beneficially owned 1,230,629 (0.4% of the class)
  Comment: The % ownership calculation uses 295,545,891 outstanding shares which is based on (1) 279,585,823 shares outstanding as of January 7, 2026 as stated in the issuer's 10Q filing on January 8, 2026; and (2) dilution of the outstanding shares due to 15,960,068 warrants held by JSGT.

## Item 1. Issuer
Name of issuer: Applied Digital Corp.
Address of issuer's principal executive offices: 3811 TURTLE CREEK BLVD., SUITE 2100, 3811 TURTLE CREEK BLVD., SUITE 2100, DALLAS, TEXAS, 75219.

## Item 2. Person Filing
Name of person filing:
Jane Street Group, LLC;
Jane Street Capital, LLC;
Jane Street Options, LLC;
Jane Street Global Trading, LLC;
Jane Street Singapore Pte. Ltd;
Leonard Street Holdings, LP
Address of principal business office or, if none, residence:
Jane Street Group, LLC
250 Vesey Street
6th Floor
New York, NY 10281

Jane Street Capital, LLC
250 Vesey Street
6th Floor
New York, NY 10281

Jane Street Options, LLC
250 Vesey Street
6th Floor
New York, NY 10281

Jane Street Global Trading, LLC
250 Vesey Street
6th Floor
New York, NY 10281

Jane Street Singapore Pte. Ltd
4/F, Ocean Financial Centre 10 Collyer Quay
Singapore 049315

Leonard Street Holdings, LP
250 Vesey Street
6th Floor
New York, NY 10281
Citizenship: See Item 4 of Cover Page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 20,886,105.00
Percent of class: 7.1%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 20,886,105.00
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 20,886,105.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Subsidiary
Jane Street Capital, LLC
Jane Street Options, LLC
Jane Street Global Trading, LLC
Jane Street Singapore Pte. Ltd
Leonard Street Holdings, LP

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- JANE STREET GROUP, LLC: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (05/12/2026)
- Jane Street Capital, LLC: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (05/12/2026)
- Jane Street Options, LLC: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (05/12/2026)
- Jane Street Global Trading, LLC: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (05/12/2026)
- Jane Street Singapore Pte. Ltd: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (05/12/2026)
- Leonard Street Holdings, LP: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (05/12/2026)